Exhibit 99.2

Grant of Incentive Subscription Rights in IDEX Biometrics 3 June 2021

The board of directors of IDEX Biometrics ASA resolved on 3 June 2021 to issue 2,000,000 incentive subscription rights to an officer in the IDEX group. The grant was made under the company’s 2021 incentive subscription rights plan as resolved at the annual general meeting on 12 May 2021. The exercise price of the subscription rights is NOK 2.38 per share. The subscription rights vest by 25% per year over four years and expire on 12 May 2026. Following the grant there are 62,053,609 subscription rights outstanding in IDEX.

Primary insider

Catharina Eklof, Chief Commercial Officer of IDEX Biometrics ASA, received on 3 June 2021 a grant of 2,000,000 incentive subscription rights to shares in IDEX. The grant was made for no consideration. IDEX shares have ISIN NO0003070609.

For further information contact:

Marianne Bøe, Investor Relations

E-mail: marianne.boe@idexbiometrics.com

Tel: + 47 9180 0186

Brett L. Perry, U.S. Investor Relations

E-mail: bperry@sheltongroup.com

Tel: +1 214 272 0070

About IDEX Biometrics

IDEX Biometrics ASA (OSE: IDEX and Nasdaq: IDBA) is a leading provider of fingerprint identification technologies offering simple, secure, and personal touch-free authentication for all. We help people make payments, prove their identity, gain access to information, unlock devices, or gain admittance to buildings with the touch of a finger. We invent, engineer, and commercialize these secure, yet incredibly user-friendly solutions. Our total addressable market represents a fast growing multi-billion-unit opportunity.

For more information, visit www.idexbiometrics.com and follow on Twitter @IDEXBiometrics

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act